Exhibit 99.1

Letter to our Unitholders

With a series of quarters of consistent strong operational performance, and as we continue to unlock the potential of our assets with new technologies; our outlook for Penn West remains highly optimistic. In the third quarter of 2009, we maintained our strong production base, continued to strengthen our balance sheet, and advanced our inventory of short and long-term projects. Production remains at the upper end of our full-year guidance of 175,000 to 180,000 boe per day. Our capital program showed continued success with more than 80 percent of our spending going into oil projects with consistent strong returns, despite a soft commodity-price environment. Our development teams continue to test the extent to which new and evolving technologies can be applied to opportunities within our existing asset base. We are encouraged by the results on many of our development projects and we are eagerly planning our next steps in these plays. Based on our strong operational results to-date and our continually expanding list of low risk, high return oil drilling locations, we expect increases to our development capital budgets in future years.

Funds flow for the quarter was $349 million, consistent with the second quarter of 2009 (excluding one time gains) but lower than the third quarter of 2008 due to the year-over-year drop in commodity prices. The AECO Monthly Index averaged $2.87 per GJ in the third quarter of 2009, significantly less than the $8.78 per GJ realized in the same period only one year ago. Crude oil prices continued to strengthen in the third quarter, averaging US$68.29 per barrel, lower than the US$118.13 per barrel seen in the same period one year ago; however exceeding the US$59.62 per barrel seen in the previous quarter. Both crude oil and natural gas prices have continued their rise after the end of the third quarter of 2009.

During the third quarter of 2009, Penn West averaged a netback of $25.91 per boe, including realized hedging gains. Our remaining 2009 crude oil production is 31 percent hedged with floors averaging US$80.00 per barrel and 15 percent of our remaining 2009 natural gas production hedged with floors averaging $6.50 per GJ. Penn West continues to prudently hedge future production as part of our ongoing risk management program.

Penn West’s net debt, including working capital, has been reduced by approximately $600 million in the first nine months of 2009. Debt reduction and diversification remain a priority as we believe a stronger balance sheet will better position us for growth in our core areas.

We are currently in the process of finalizing our capital spending budget for 2010. It is anticipated that we will go forward with a drilling program with even greater focus on horizontal multi-stage frac technology applications on crude oil opportunities. In 2010, we anticipate a capital spending program between $800 and $900 million, and production guidance of 170,000 to 180,000 boe per day, prior to acquisitions and dispositions.

2009 THIRD QUARTER REPORT 1

At our recent Investor Day on October 21, 2009, we outlined a number of our growth plays and commented on our plans to convert from an income trust model to a conventional exploration and production corporation within the next two years. While a specific transition date has not been determined, we have developed certain strategies including detailed plans to increase capital spending on our suite of producing assets to support growth. Both through our transition period and later as a corporation, we will be targeting a business model which returns a combination of share price growth and dividends to our shareholders. We are firm in our belief that our asset base is of the size and quality to provide a platform for future growth, while still providing an attractive stream of dividend income.

On behalf of the Board of Directors,

[signed] “William E. Andrew” William E. Andrew Chief Executive Officer	[signed] “Murray R. Nunns” Murray R. Nunns President and Chief Operating Officer
Calgary, Alberta November 4, 2009

Charting our Performance

2009 THIRD QUARTER REPORT 2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months and nine months ended September 30, 2009

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”, “the Trust”, “We” or “Our”) for the nine months ended September 30, 2009 and the audited consolidated financial statements and MD&A for the year ended December 31, 2008. The date of this MD&A is November 4, 2009.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted, netback, payout ratio and net debt included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Penn West utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess its capacity to fund distributions and future capital programs. Payout ratio is calculated as distributions paid divided by funds flow and is used to assess the continuing appropriateness of our distribution policies. Net debt is the change in long term debt, convertible debentures and working capital (excluding risk management and future income taxes) and is used to assess our leverage and hence our distribution and capital investment levels. Reconciliations of funds flow to its nearest measure prescribed by GAAP are provided below.

Calculation of Funds Flow

	Three months ended September 30		Nine months ended September 30
(millions, except per unit amounts)	2009	2008	2009	2008
Cash flow from operating activities	$386	$616	$963	$1,654
Increase (decrease) in non-cash working capital	(50)	30	115	340
Asset retirement expenditures	13	16	49	53
Funds flow	$349	$662	$1,127	$2,047

Basic per unit	$0.84	$1.73	$2.75	$5.49
Diluted per unit	$0.83	$1.71	$2.74	$5.41

Funds flow for the nine months ended September 30, 2009 includes realized gains of $75 million (2008 - $nil) on foreign exchange forward contracts of which $57 million was realized from monetizing our 2009 foreign exchange contracts put in place to fix Canadian dollar sales proceeds on oil volumes that were collared for the second half of 2009.

2009 THIRD QUARTER REPORT 3

Quarterly Highlights

Key financial and operational results for the third quarter of 2009 are as follows:

•	Third quarter production averaged 178,124 boe per day and was weighted 59 percent to oil and natural gas liquids.
•
Production for the first nine months of 2009 averaged 179,600 boe per day which is at the higher end of our guidance of approximately 175,000 to 180,000 boe per day. This production performance was achieved despite a 58 percent reduction in 2009 capital expenditures, including net asset dispositions, compared to 2008.

•
Capital expenditures, excluding net asset dispositions, totalled $492 million in the first nine months of 2009 compared to $751 million in the first nine months of 2008. The reduction to our 2009 capital programs compared to 2008 is in response to lower commodity prices in 2009.

•	Funds flow of $349 million compares to $662 million in the third quarter of 2008, primarily the result of a lower commodity price environment.
•
Net income was $7 million compared to net income of $1,062 million in the third quarter of 2008. The significant income in the prior year was due to unrealized gains on our oil and natural gas collars.

•	Distribution levels are currently set at $0.15 per unit, per month, subject to maintenance of current forecasted commodity prices, production levels and finalization of the 2010 capital budget.
•	Netbacks of $25.91 per boe compare to $43.33 per boe in the third quarter of 2008. This decrease was primarily the result of weaker commodity prices.
•	Net debt was reduced by approximately $600 million in the first nine months of 2009.
•	Unused credit capacity on our bank facility at September 30, 2009 was $1.8 billion.
•
On November 4, 2009, the Board of Directors approved the cancellation of tranche two of the bank facility. This revolving tranche totals $750 million and is non-extendible. Penn West’s unused credit capacity after this cancellation will be approximately $1.0 billion.

Quarterly Financial Summary
(millions, except per unit and production amounts) (unaudited)

Three months ended	Sep 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008	Sep 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007
Gross revenues (1)	$800	$791	$781	$968	$1,235	$1,312	$1,136	$644
Funds flow	349	430	348	490	662	753	632	349
Basic per unit	0.84	1.05	0.87	1.27	1.73	2.00	1.76	1.44
Diluted per unit	0.83	1.05	0.87	1.26	1.71	1.98	1.75	1.43
Net income (loss)	7	(41)	(98)	404	1,062	(323)	78	127
Basic per unit	0.02	(0.10)	(0.25)	1.05	2.78	(0.86)	0.22	0.53
Diluted per unit	0.02	(0.10)	(0.25)	1.04	2.73	(0.86)	0.22	0.52
Distributions declared	188	188	276	393	391	384	382	246
Per unit	$0.45	$0.45	$0.69	$1.02	$1.02	$1.02	$1.02	$1.02
Production
Liquids (bbls/d) (2)	104,583	104,070	105,643	105,644	106,898	109,417	109,016	73,332
Natural gas (mmcf/d)	441	459	447	476	500	487	500	328
Total (boe/d)	178,124	180,601	180,096	184,908	190,177	190,515	192,291	128,024

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

2009 THIRD QUARTER REPORT 4

Financial Markets

Financial and credit markets continued to show signs of improvement in the third quarter of 2009. Equity and debt capital market activity was robust as investors re-entered the markets, however, some volatility persists as investors remain sensitive to economic news. Oil & gas equity valuations improved as the price of crude oil continued its rise. While natural gas prices came strongly off their 12-month lows, those prices remain low due to high inventory levels. Penn West’s weighting toward oil and our risk management strategy helped mitigate some of the impacts of the low natural gas price in 2009. Subsequent to September 30, 2009, spot crude oil prices have recovered to a year to date high above WTI US$81.00 per barrel and spot natural gas prices to approximately $5.00 per GJ at AECO.

Penn West continuously reviews its debt capital strategies to maintain financial flexibility. Penn West believes that bank debt markets are significantly more positive than at any time since September 2008. Commodity based currencies, including the Canadian dollar, have been trending stronger against the US dollar due to US dollar weakness resulting from high government deficits and the direction of the U.S. economy.

We remain confident about our positioning and future plans as commodity markets continue to recover. Our ownership of conventional light oil assets, the largest by production in Canada, and land holdings in excess of six million net acres throughout the Western Canadian Sedimentary Basin provide us with a strong foundation in a politically stable region. The advancement and application of recent drilling and completion technologies further increases the growth potential of our extensive asset base. We believe our scale of operations, strong technical teams and financial diversification will enable us to develop these resource plays and create long-term value for our unitholders.

Commodity Markets

Business Environment

Over the past year, the global recession negatively impacted the demand for energy products. Recently, the demand for gasoline has started to recover, however, the industrial demand for refined products such as diesel and jet fuel has remained at weaker levels. Early in the financial crisis, OPEC announced voluntary production cutbacks in an effort to rebalance the crude oil market. Compliance with these quotas has begun to slip as oil prices rose steadily throughout 2009. Factors contributing to the increase in oil prices include reduced capital spending on drilling activity and a rise in demand from some of the developing economies of the world including China.

Industrial demand for natural gas has been impacted by the global recession. Other factors compounding the weak pricing environment include weaker demand in both the residential and power generation sectors due to recent mild weather and weak coal prices. The pace of adding new natural gas supply appears to have slowed in 2009 due to lower drilling activity.

Crude Oil

WTI crude oil averaged US$68.29 per barrel in the third quarter of this year compared to US$59.62 per barrel in the second quarter of 2009 and US$118.13 per barrel in the third quarter of 2008. For the first nine months of 2009, WTI crude oil has averaged US$57.13 per barrel compared to US$113.44 per barrel in the first nine months of last year. Penn West’s average crude oil price before hedging gains was $62.75 per barrel in the third quarter and $54.40 per barrel year to date in 2009. Penn West has benefitted this year from narrower price differentials to WTI for Canadian medium-sour and heavy crude grades. Pricing differentials have been unusually tight due to increased coking capacity in the U.S. combined with declining production levels of heavy crudes from Mexico and Venezuela.

Despite diminishing OPEC compliance, crude oil prices are expected to retain recent price gains over the coming year. Lower drilling activity in the first half of 2009 is not expected to sufficiently offset natural production declines and demand is expected to increase as the recession ends. Penn West has approximately 31 percent of its crude oil production hedged between US$80.00 per barrel and US$110.21 per barrel for the remainder of 2009 and approximately 34 percent of its crude oil production hedged between US$60.11 per barrel and US$75.72 per barrel for 2010.

2009 THIRD QUARTER REPORT 5

Natural Gas

The AECO Monthly Index averaged $2.87 per GJ in the third quarter of this year compared to $3.47 per GJ in the second quarter of 2009 and $8.78 per GJ in the third quarter of 2008. For the first nine months of 2009, the AECO Monthly Index averaged $3.88 per GJ compared to $8.14 per GJ in the first nine months of last year. Penn West’s average natural gas price before hedging gains was $3.13 per mcf in the third quarter and $4.05 per mcf year to date in 2009.

Although natural gas inventories are still at historically high levels, maximum storage levels were not reached as feared and the week-over-week rate of inventory build has slowed. This is partially due to reduced gas drilling activity in addition to voluntary production shut-ins. Gas markets now appear to be in balance and current supply levels may not be sufficient to meet incremental demand if the economic recovery continues. Penn West has approximately 15 percent of its natural gas production hedged through collars with a floor of $6.50 per GJ and a ceiling of $10.77 per GJ for the remainder of 2009 and approximately 11 percent of its natural gas production hedged through collars with a floor of $6.50 per GJ and a ceiling of $9.50 per GJ for 2010.

Reece Energy Exploration Corp (“Reece”) Acquisition

On April 30, 2009, Penn West closed the acquisition of Reece, an oil and gas exploration company. The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost was approximately $101 million, which included the assumption of approximately $42 million of debt and working capital. The transaction added current production of approximately 1,900 boe per day and 64,000 net acres of undeveloped land, the majority of which complements Penn West’s Dodsland oil resource play in Southern Saskatchewan.

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2009	2008	% change	2009	2008	% change
Light oil and NGL (bbls/d)	77,513	78,762	(2)	78,141	80,792	(3)
Heavy oil (bbls/d)	27,070	28,136	(4)	26,621	27,646	(4)
Natural gas (mmcf/d)	441	500	(12)	449	495	(9)
Total production (boe/d)	178,124	190,177	(6)	179,600	190,991	(6)

Production of 178,124 boe per day in the third quarter of 2009 was slightly lower than the 180,601 boe per day produced in the second quarter of 2009.

At curtailed capital spending levels in 2009, our production for the first nine months of 2009 remains at the higher end of our guidance of 175,000 to 180,000 boe per day. Our production results remain strong due to solid well performance, continued early stage development of our large resource play inventory and our commitment to production optimization programs.

Subject to expected economics from our capital programs, the market for oil and natural gas properties and forecasted commodity prices, we strive to maintain an appropriate mix of liquids and natural gas production. We believe product balance helps to reduce exposure to price volatility that can affect a single commodity. In the third quarter of 2009, crude oil and NGL production averaged 104,583 barrels per day (59 percent of production) and natural gas production averaged 441 mmcf per day (41 percent of production).

We drilled 36 net wells with a success rate of 100 percent in the third quarter of 2009 compared to 98 net wells at a success rate of 98 percent in the same period of 2008. The high success rate was attributed to Penn West drilling primarily horizontal development wells during the third quarter of 2009.

2009 THIRD QUARTER REPORT 6

Average Sales Prices
	Three months ended September 30			Nine months ended September 30
	2009	2008	% change	2009	2008	% change

Light oil and liquids (per bbl)	$64.15	$110.45	(42)	$55.58	$103.65	(46)
Risk management gain (loss) (per bbl)	4.90	(22.31)	100	10.41	(17.48)	100
Light oil and liquids net (per bbl)	69.05	88.14	(22)	65.99	86.17	(23)

Heavy oil (per bbl)	58.72	98.07	(40)	50.94	86.12	(41)

Natural gas (per mcf)	3.13	8.49	(63)	4.05	8.88	(54)
Risk management gain (loss) (per mcf)	0.82	(0.93)	100	0.75	(0.63)	100
Natural gas net (per mcf)	3.95	7.56	(48)	4.80	8.25	(42)

Weighted average (per boe)	44.58	83.23	(46)	41.85	79.73	(48)
Risk management gain (loss) (per boe)	4.17	(11.69)	100	6.41	(9.03)	100
Weighted average net (per boe)	$48.75	$71.54	(32)	$48.26	$70.70	(32)

2009 THIRD QUARTER REPORT 7

Netbacks
	Three months ended September 30			Nine months ended September 30
	2009	2008	% change	2009	2008	% change
Light oil and NGL(1)
Production (bbls/day)	77,513	78,762	(2)	78,141	80,792	(3)
Operating netback ($/bbl):
Sales price	$64.15	$110.45	(42)	$55.58	$103.65	(46)
Risk management gain (loss) (2)	4.90	(22.31)	100	10.41	(17.48)	100
Royalties	(11.47)	(19.35)	(41)	(9.73)	(17.51)	(44)
Operating costs	(19.97)	(17.30)	15	(19.99)	(16.54)	21
Netback	$37.61	$51.49	(27)	$36.27	$52.12	(30)
Conventional heavy oil
Production (bbls/day)	27,070	28,136	(4)	26,621	27,646	(4)
Operating netback ($/bbl):
Sales price	$58.72	$98.07	(40)	$50.94	$86.12	(41)
Royalties	(8.55)	(14.80)	(42)	(6.57)	(12.79)	(49)
Operating costs	(15.37)	(13.63)	13	(15.59)	(13.15)	19
Transportation	(0.06)	(0.06)	-	(0.06)	(0.05)	20
Netback	$34.74	$69.58	(50)	$28.72	$60.13	(52)
Total liquids
Production (bbls/day)	104,583	106,898	(2)	104,761	108,438	(3)
Operating netback ($/bbl):
Sales price	$62.75	$107.19	(41)	$54.40	$99.18	(45)
Risk management gain (loss) (2)	3.63	(16.44)	100	7.77	(13.02)	100
Royalties	(10.71)	(18.15)	(41)	(8.93)	(16.31)	(45)
Operating costs	(18.78)	(16.34)	15	(18.87)	(15.68)	20
Transportation	(0.01)	(0.02)	(50)	(0.01)	(0.01)	-
Netback	$36.88	$56.24	(34)	$34.36	$54.16	(37)
Natural gas
Production (mmcf/day)	441	500	(12)	449	495	(9)
Operating netback ($/mcf):
Sales price	$3.13	$8.49	(63)	$4.05	$8.88	(54)
Risk management gain (loss) (2)	0.82	(0.93)	100	0.75	(0.63)	100
Royalties	(0.45)	(1.89)	(76)	(0.76)	(1.92)	(60)
Operating costs	(1.56)	(1.26)	24	(1.55)	(1.20)	29
Transportation	(0.21)	(0.18)	17	(0.21)	(0.19)	11
Netback	$1.73	$4.23	(59)	$2.28	$4.94	(54)
Combined totals
Production (boe/day)	178,124	190,177	(6)	179,600	190,991	(6)
Operating netback ($/boe):
Sales price	$44.58	$83.23	(46)	$41.85	$79.73	(48)
Risk management gain (loss) (2)	4.17	(11.69)	100	6.41	(9.03)	100
Royalties	(7.41)	(15.23)	(51)	(7.12)	(14.27)	(50)
Operating costs	(14.90)	(12.49)	19	(14.87)	(12.01)	24
Transportation	(0.53)	(0.49)	8	(0.52)	(0.49)	6
Netback	$25.91	$43.33	(40)	$25.75	$43.93	(41)

(1)	Light oil and NGL revenues for the nine months ended September 30, 2009 include $5 million in sulphur and other revenue not included in the netback calculation.
(2)	Gross revenues include realized gains and losses on commodity contracts.

2009 THIRD QUARTER REPORT 8

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2009	2008	% change	2009	2008	% change
Light oil and NGL (1)	$493	$633	(22)	$1,413	$1,910	(26)
Heavy oil	146	254	(43)	370	653	(43)
Natural gas	161	348	(54)	589	1,120	(47)
Gross revenues (2)	$800	$1,235	(35)	$2,372	$3,683	(36)

(1)	Light oil and NGL revenues for the nine months ended September 30, 2009 include $5 million in sulphur and other revenue not included in the netback calculation.
(2)	Gross revenues include realized gains and losses on commodity contracts.

The decrease in revenue for 2009 from the comparative periods was mainly the result of lower commodity prices compared to 2008. For the first nine months of 2009, light oil and liquid prices were 46 percent lower; natural gas prices were 54 percent lower and heavy oil prices were 41 percent lower than the first nine months of 2008. Additionally, as the WTI benchmark price is denominated in US Dollars, the weakening of the US Dollar has also contributed to lower revenues. Subsequent to September 30, 2009, spot crude oil prices have recovered to a year to date high above WTI US$81.00 per barrel and spot natural gas prices to approximately $5.00 per GJ at AECO.

Reconciliation of decreases in Production Revenues

(millions)
Gross revenues – January 1 – September 30, 2008	$3,683
Decrease in light oil and NGL production	(69)
Decrease in light oil and NGL prices (including realized risk management)	(428)
Decrease in heavy oil production	(26)
Decrease in heavy oil prices	(257)
Decrease in natural gas production	(117)
Decrease in natural gas prices (including realized risk management)	(414)
Gross revenues – January 1 – September 30, 2009	$2,372

Royalties

	Three months ended September 30			Nine months ended September 30
	2009	2008	% change	2009	2008	% change
Royalties (millions)	$122	$265	(54)	$349	$746	(53)
Average royalty rate (1)	17%	18%	(1)	17%	18%	(1)
$/boe	$7.41	$15.23	(51)	$7.12	$14.27	(50)

(1)	Excludes effects of risk management activities.

Royalties have decreased as a result of lower commodity prices in the third quarter of 2009 compared to 2008 and the effect of the new Alberta royalty programs, a part of which became effective in 2009. On a per boe basis, the reduction in royalties is consistent with the declines in commodity prices.

2009 THIRD QUARTER REPORT 9

The British Columbia Royalty Program

In August 2009, the Government of British Columbia announced a stimulus program for oil and gas drilling activity effective until June 2010. Based on current natural gas prices Penn West expects its drilling activity in British Columbia will be minimal during the period the program is effective.

Expenses

	Three months ended September 30			Nine months ended September 30
(millions)	2009	2008	% change	2009	2008	% change
Operating	$244	$218	12	$729	$628	16
Transportation	9	9	-	26	26	-
Financing	43	51	(16)	120	151	(21)
Unit-based compensation	$14	$12	17	$39	$33	18

	Three months ended September 30			Nine months ended September 30
(per boe)	2009	2008	% change	2009	2008	% change
Operating	$14.90	$12.49	19	$14.87	$12.01	24
Transportation	0.53	0.49	8	0.52	0.49	6
Financing	2.65	2.91	(9)	2.46	2.89	(15)
Unit-based compensation	$0.82	$0.66	24	$0.79	$0.63	25

Operating

Operating costs per boe in the third quarter of 2009 remained relatively flat in comparison to the second quarter of 2009, reflecting continued and ongoing efforts by Penn West to manage our cost structure. We will continue to seek opportunities to maintain our unit operating costs at current or lower levels.

Penn West’s optimization and base production strategies have efficiently added producing volumes throughout 2009 at very favourable rates and returns. We will continue this program throughout the fourth quarter and thereafter, targeting continued strong capital efficiencies and short project payout times.

A realized loss of $12 million (2008 - $4 million gain) on electricity contracts has been included in operating costs for the nine months ended September 30, 2009.

Financing

Penn West Petroleum Ltd. (“the Company”) has unsecured, revolving, three-year syndicated bank facilities with an aggregate borrowing limit of $4.0 billion. The facilities consist of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. Tranche one of the bank facility is due for renewal in January 2011. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

On November 4, 2009, the Board of Directors approved the cancellation of tranche two of the bank facility. This revolving tranche totals $750 million and is non-extendible. Penn West’s unused credit capacity after this cancellation will be approximately $1.0 billion.

2009 THIRD QUARTER REPORT 10

As at September 30, 2009, the Company had $1.4 billion of senior unsecured notes outstanding as follows:

	Issue date	Amount (millions)	Term	Average interest rate
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80 percent
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25 percent
UK Notes	July 31, 2008	£57	10 years	6.95 percent (1)
2009 Notes	May 5, 2009	US$154, £20, €10, CAD$5	5 – 10 years	8.85 percent (2)

(1)
These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.

(2)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively.

On May 5, 2009, the Company closed the private placement of senior unsecured notes (the “2009 Notes”) with an aggregate principal amount of approximately $238 million on closing. The 2009 Notes have terms of five years to 10 years and bear an average fixed interest rate of approximately 8.85 percent. The Company used the proceeds of the issue to repay advances on its bank facility.

On February 5, 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at $14.10 per trust unit. The total gross proceeds raised of approximately $250 million ($238 million net) were used to repay a portion of our bank facility.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. To date, no trust units have been issued under these facilities.

At September 30, 2009, the Company had the following interest rate swaps outstanding:

Effective date	Termination date	Initial term	Nominal amount (millions)	Fixed rate (percent)
June 2008	June 2010	2 – years	$50	3.68
November 2008	November 2010	2 – years	$250	2.27
December 2008	December 2011	3 – years	$500	1.61
January 2009	January 2014	5 – years	$600	2.71
June 2010	January 2014	3.5 – years	$50	1.94

2009 THIRD QUARTER REPORT 11

The interest rates on the balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term money market instruments. As at September 30, 2009, 21 percent (2008 – 47 percent) of our long-term debt instruments were exposed to changes in short-term interest rates and 79 percent (2008 – 53 percent) of our long-term debt instruments contained fixed interest rates (including the effects of interest rate swaps) at an average rate of approximately 4.58 percent (2008 – 5.55 percent).

Financing costs including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures were $43 million in the third quarter of 2009 (2008 - $51 million) and $120 million for the nine months ended September 30, 2009 (2008 - $151 million). Financing charges have declined primarily due to a lower balance under its syndicated bank facility and lower interest rates on short-term money market instruments. This was partially offset by a higher percentage of our debt capital being held in senior unsecured notes compared to the prior period. The Company’s senior unsecured notes contain higher fixed interest rates than its syndicated bank facilities. Notwithstanding the current interest rate differentials, we believe the long-term nature of the senior notes is favourable for a portion of our debt capital structure.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using a Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. Unit-based compensation expense was $39 million for the nine months ended September 30, 2009, of which $10 million was charged to operating expense and $29 million was charged to general and administrative expense (2008 - $33 million, $8 million and $25 million, respectively).

General and Administrative Expenses (“G&A”)

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2009	2008	% change	2009	2008	% change
Gross	$47	$50	(6)	$142	$137	4
Per boe	2.86	2.88	(1)	2.90	2.63	10
Net (including unit-based compensation)	43	39	10	125	110	14
Per boe	2.60	2.19	19	2.54	2.10	21
Net (excluding unit-based compensation)	33	30	10	96	85	13
Per boe	$1.99	$1.68	18	$1.95	$1.62	20

Penn West continues to focus on cost control strategies for G&A expenses. The increase in the net cost per boe in 2009 compared to 2008 was the result of lower overhead recoveries due to a lower capital expenditure program in 2009 and lower production volumes.

Depletion, Depreciation and Accretion (“DD&A”)

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2009	2008	% change	2009	2008	% change
Depletion of oil and natural gas assets	$393	$394	-	$1,157	$1,166	(1)
Accretion of asset retirement obligations	11	10	10	32	28	14
Total DD&A	$404	$404	-	$1,189	$1,194	-
DD&A expense per boe	$24.64	$23.12	7	$24.25	$22.82	6

2009 THIRD QUARTER REPORT 12

Taxes

	Three months ended September 30			Nine months ended September 30
(millions)	2009	2008	% change	2009	2008	% change
Future income tax (recovery) expense	$(61)	$249	(100)	$(296)	$18	(100)

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust level, eliminating income subject to corporate income taxes in the operating entities. The Trust eliminates its taxable income, in part, by deducting distributions paid to its unitholders. Under the Specified Investment Flow-Through (“SIFT”) legislation which was enacted in June of 2007, effective January 1, 2011, distributions will no longer be deductible by the Trust. As a result, the Trust will be taxed on its income similar to corporations however the amount of taxable income transferred to the Trust level and taxed as such is, in part, discretionary.

Future income taxes arise from differences between the accounting and tax basis of assets and liabilities. The estimate of future income taxes is based on the current tax status of the Trust, enacted legislation and management’s best estimates of future events. Certain events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled.

The future income tax recovery through income in the first nine months of 2009 was $296 million compared to a future income tax expense of $18 million for the same period in 2008. The difference was partially due to income tax regulations enacted in March 2009. An allocation formula similar to the rules currently applicable to corporations was enacted to determine the provincial component of the future SIFT Tax rate. The net effect of these rules on the Trust is to reduce the Provincial SIFT Tax rate from 13 percent to 10 percent, as the Trust’s only permanent establishment would be in the Province of Alberta. This resulted in recognition of a future income tax recovery in income of $65 million in the first quarter of 2009. The tax recovery year-to date also included $124 million of tax benefit related to unrealized risk management losses recognized during the period.

Update on SIFT Tax and Corporate Conversion

On June 12, 2007, federal legislation was enacted implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as SIFT entities. The purpose of the SIFT Tax was to impose a tax structure on SIFT entities similar to that of public corporations. Provided SIFT entities adhere to guidelines with respect to limitations on the amount of new equity issued, the SIFT Tax becomes effective on January 1, 2011. Currently, Penn West can issue approximately $14 billion of equity anytime between now and 2011 without prematurely triggering the SIFT Tax.

On March 12, 2009, the Government of Canada enacted legislation which provided that the provincial component of the SIFT tax be based on provincial corporate income tax rates where the SIFT has a permanent establishment rather than using a flat 13.0 percent rate equally applicable to all SIFT entities. Under the new rules, Penn West currently has its only permanent establishment in the Province of Alberta. Accordingly, the combined SIFT tax rate applicable to Penn West will now be 26.5 percent in 2011 and 25.0 percent in 2012 and thereafter.

Also included in the March 12, 2009 legislation were detailed rules providing for the tax-free conversion of SIFT entities into public corporations (the “SIFT Conversion Rules”). These rules enable the conversion of a SIFT entity into a corporation without undue tax consequences for the SIFT entity or its investors and to facilitate such conversion with minimal filing requirements. The opportunity for a SIFT entity to apply these relieving provisions are currently only available until the end of 2012.

2009 THIRD QUARTER REPORT 13

Penn West currently plans to convert to a corporate structure prior to the end of 2011. The timing of such conversion is dependent on the strength of commodity prices and equity markets, operating performance and the extent of Penn West’s success in developing its inventory of prospects; particularly its resource plays and enhanced oil recovery projects. After conversion, total shareholder return is expected to be a combination of growth and a dividend. Management will continue to monitor changes to relevant tax legislation and work with our advisors to determine the ongoing impact to our corporate structure.

Penn West currently has a significant tax pool base, estimated at $6.1 billion on September 30, 2009. Based on current commodity prices, Penn West forecasts it could use these pools, as a trust or corporation, to shelter its taxable income for an extended period after the effective date of the SIFT Tax. Distributions prior to conversion to a corporation which are sheltered by tax pools are not immediately taxable to the Trust or to unitholders. To the extent tax pools are insufficient to shelter distributions after 2010 (and prior to corporate conversion), the SIFT Tax would be payable and these distributions would generally be considered taxable dividends to unitholders taxed at a lower rate than current distributions of income as they will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold Penn West units in a taxable account. Subsequent to a conversion to a corporation, shareholders will generally receive taxable dividends eligible for the dividend tax credit.

Foreign Exchange

The Trust recorded an unrealized foreign exchange gain of $118 million (2008 - $37 million loss) for the third quarter of 2009 and a $161 million unrealized gain for the nine months ended September 30, 2009 (2008 - $64 million loss), to translate the U.S., UK and Euro notes to Canadian dollars at the exchange rates in effect on the balance sheet date. This gain was primarily due to the weakening of the US dollar relative to the Canadian dollar.

For the nine months ended September 30, 2009, the Trust realized gains of $75 million (2008 - $nil) on foreign exchange forward contracts related to oil collars.

Funds Flow and Net Income (Loss)
	Three months ended September 30			Nine months ended September 30
	2009	2008	% change	2009	2008	% change
Funds flow (1) (millions)	$349	$662	(47)	$1,127	$2,047	(45)
Basic per unit	0.84	1.73	(51)	2.75	5.49	(50)
Diluted per unit	0.83	1.71	(51)	2.74	5.41	(49)

Net income (loss) (millions)	7	1,062	(99)	(132)	817	(100)
Basic per unit	0.02	2.78	(99)	(0.32)	2.19	(100)
Diluted per unit	$0.02	$2.73	(99)	$(0.32)	$2.17	(100)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

The declines in funds flow realized in the third quarter and first nine months of 2009 were primarily the result of lower revenue due to the lower commodity prices. The reduction in net income from the prior periods resulted primarily from lower unrealized risk management gains.

2009 THIRD QUARTER REPORT 14

Goodwill

(millions)	September 30, 2009	December 31, 2008
Balance, beginning of period	$2,020	$652
Acquisitions	-	1,368
Balance, end of period	$2,020	$2,020

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust. Goodwill is subject to impairment testing which consists of two parts. Under part 1, the fair value of the reporting entity, in our case our market capitalization, is compared to the book value. If the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at September 30, 2009, our market capitalization was less than the book value of Penn West. We therefore proceeded to part 2 of the test where we are required to calculate a purchase equation on our assets and liabilities at fair value on the balance sheet date. Under part 2, an equity control premium of 20 percent was used and the fair value of property, plant and equipment was estimated using forward strip commodity prices escalated at two percent per year subsequent to the end of available market data and a discount rate of 15 percent. As a result, Penn West determined there was no goodwill impairment at September 30, 2009.

A one percent change in the assumed control premium and a one percent change in the assumed discount rate applied to estimated cash flows change the fair value of Penn West by approximately $70 million and $330 million, respectively.

Capital Expenditures
	Three months ended September 30		Nine months ended September 30
(millions)	2009	2008	2009	2008
Property (dispositions) acquisitions, net	$(29)	$(6)	$(173)	$6
Land acquisition and retention	4	20	16	118
Drilling and completions	77	134	192	335
Facilities and well equipping	75	80	250	248
Geological and geophysical	1	-	6	11
CO2 pilot costs	4	1	5	27
Corporate	10	3	23	12
Capital expenditures	142	232	319	757

Business combinations	-	200	116	5,525

Total expenditures	$142	$432	$435	$6,282

We drilled 36 net wells in the third quarter of 2009 (2008 – 98) which includes 29 horizontal multi-stage frac wells. This resulted in 27 net oil wells, four net natural gas wells and five stratigraphic wells, with a success rate of 100 percent (2008 – 98 percent). During the quarter, approximately 65 percent of our drilling activities were concentrated in our Southern district.

Penn West reduced its 2009 capital spending compared to 2008 due to lower commodity prices and increased its production optimization activities to maintain production volumes. As a result, 2009 facilities and well equipping expenditures are consistent with 2008.

For the three months ended September 30, 2009, there were negligible amounts (2008 - $10 million) capitalized for additions to asset retirement obligations to reflect the additional retirement obligations from both capital programs and the reductions due to net property dispositions.

CO2 pilot costs represent capital expenditures related to the Pembina and South Swan Hills CO2 pilot projects, including the cost of injectants, for which no incremental reserves have been booked.

2009 THIRD QUARTER REPORT 15

Business Risks

The disclosures under this heading, in conjunction with Note 9 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency risk and environmental and climate change risk. From time to time, we attempt to mitigate our exposure to these risks by using financial instruments and by other means.

Commodity Price Risk

Commodity price fluctuations are among the Trust’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal, and by North American natural gas supply and demand fundamentals including weather, storage levels and LNG imports. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent for one additional year thereafter.

For a summary of outstanding oil and natural gas contracts, please refer to “Financial Instruments” later in this MD&A and to Note 9 to our unaudited interim consolidated financial statements.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to or denominated directly in US dollars, thus our realized oil prices are impacted by Canadian dollar to US dollar exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates in addition to the use of US dollar denominated borrowings and related interest expense. At September 30, 2009, Penn West had the following foreign currency forward contracts outstanding:

Initial Term	Nominal Amount (millions)	Termination date	Exchange rate
8-year term	Buy US$80	May 2015	1.01027 CAD/USD
10-year term	Buy US$80	May 2017	1.00016 CAD/USD
12-year term	Buy US$70	May 2019	0.99124 CAD/USD
15-year term	Buy US$20	May 2022	0.98740 CAD/USD

At September 30, 2009, we had US dollar denominated debt with a face value of US$859 million outstanding on which the repayment of the principal amount in Canadian dollars is not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. Our receivables are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk including the right to recover unpaid receivables by receiving the partner’s share of production where Penn West is the operator. For oil and natural gas sales and financial derivatives, Penn West follows a counterparty risk procedure whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and is requested to provide security if deemed necessary. For financial derivatives, Penn West normally transacts with counterparties who are members of our banking syndicate or other counterparties that have investment grade ratings. Penn West monitors credit events related to all counterparties and reassesses credit exposures on a regular basis. As necessary, provision for potential credit related losses are recorded.

2009 THIRD QUARTER REPORT 16

As at September 30, 2009, the maximum exposure to credit risk was $397 million (December 31, 2008 - $834 million) being the carrying value of the accounts receivable and risk management assets. Management continuously monitors credit risk and credit policies to ensure exposures to customers are controlled.

Interest Rate Risk

We currently maintain a portion of our debt capital in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which remain at lower levels than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

As at September 30, 2009, we had a total of $1.4 billion of fixed interest rate debt instruments outstanding as follows:

•	The 2007 Notes, totalling US$475 million, bear fixed interest rates at an average rate of approximately 5.80 percent with an average original term of 10.1 years.
•	The 2008 Notes, which total US$480 million plus CAD$30 million, bear fixed interest rates at an average of approximately 6.25 percent with an average original term of 9.6 years.
•
The UK Notes, totalling £57 million, have a fixed interest rate of approximately 7.78 percent for an original term of 10 years. The Company entered into contracts to fix the principal of the UK Notes at approximately $114 million bearing interest in Canadian dollars at 6.95 percent.

•
The 2009 Notes, which total US$154 million, £20 million, €10 million and CAD$5 million, bear fixed interest rates at an average rate of 8.85 percent with an average original term of 7.6 years. The Company entered into contracts to fix the principal of the Pounds Sterling and Euro tranches, at $36 million and $16 million bearing interest in Canadian dollars at 9.15 percent and 9.22 percent, respectively.

Liquidity Risk

Liquidity risk is the risk that Penn West will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs that include a continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities. Additional information on specific instruments is discussed in Note 4 to the unaudited interim consolidated financial statements.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at September 30, 2009:

(millions)	2009	2010	2011	2012	2013	Thereafter
Bank debt	$-	$-	$2,189	$-	$-	$-
Senior unsecured notes	-	-	-	-	5	1,365
Convertible debentures	-	18	255	-	-	-
Accounts payable	462	-	-	-	-	-
Distributions payable	63	-	-	-	-	-
Total	$525	$18	$2,444	$-	$5	$1,365

2009 THIRD QUARTER REPORT 17

Environmental and Climate Change Risk

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under unlikely assumptions, become material.

Penn West is dedicated to reducing the environmental impact from our operations through our environmental program which includes resource conservation, stakeholder communication, CO2 sequestration, water management and site abandonment/reclamation. We fully understand our responsibilities to minimize the environmental impact from our operations and are committed to protecting the areas in which we operate.

Liquidity and Capital Resources

Capitalization
	September 30, 2009		December 31, 2008
(millions)		%		%
Trust units issued, at market	$7,122	65	$5,245	56
Bank loans and long-term notes	3,559	33	3,854	41
Convertible debentures – long-term	255	2	289	3
Working capital deficiency (surplus)	11	-	(39)	-
Total enterprise value	$10,947	100	$9,349	100

During the first nine months of 2009, we paid total distributions, including those funded by the distribution reinvestment plan, of $721 million compared to distributions of $1,108 million for the comparable period in 2008. The monthly distribution was reduced from $0.34 per unit, per month to $0.23 per unit, per month effective with the monthly distribution paid in February 2009. As forward commodity prices fell further, the monthly distribution was further reduced to $0.15 per unit, per month commencing with the distribution paid in May 2009.

Long-term debt excluding convertible debentures at September 30, 2009 was $3,559 million, compared to $3,854 million at December 31, 2008. The decline was mainly due to repayments made on our syndicated bank facility and the appreciation of the Canadian dollar against the US dollar. The working capital deficiency has increased from December 31, 2008, primarily due to changes to our risk management balances.

The Company has unsecured, revolving, syndicated bank facilities totalling $4.0 billion with $2.2 billion drawn at September 30, 2009 and senior unsecured notes of $1.4 billion. For further details on these debt instruments, please refer to the Financing section of this MD&A.

To date in 2009, Penn West has completed a number of transactions to actively manage its debt portfolio, including: the completion of an equity offering in February, the closing of $173 million in net asset dispositions, the reduction of our distribution levels, the reduction of our capital programs compared to 2008 and the issuance of additional long-term private notes in May. Additionally, we have an active risk management program to limit our exposure to credit risk and maintain close relationships with our bank syndicate members to monitor credit market developments. These actions aim to increase the likelihood of maintaining our financial flexibility to capture opportunities availed by the current market in addition to the continuation of our capital and distribution programs and the longer-term execution of our business strategies.

2009 THIRD QUARTER REPORT 18

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On September 30, 2009, the Company was in compliance with all of these financial covenants which comprise the following:

	Limit	September 30, 2009
Senior debt to pro forma EBITDA (1)	Less than 3:1	1.98
Total debt to pro forma EBITDA (1)	Less than 4:1	2.00
Senior debt to capitalization	Less than 50 percent	30%
Total debt to capitalization (2)	Less than 55 percent	30 – 32%

(1)	Pro forma EBITDA includes Penn West and Reece and certain property transactions closing in the pro forma period.
(2)	The definitions of Total debt differ slightly among the agreements in relation to convertible debentures.

The 2008 Notes, the UK Notes and the 2009 Notes contain change of control provisions requiring that if a change in control occurs, the Company may be required to offer to prepay the 2008 Notes, the UK Notes and the 2009 Notes at par, which the holders of the 2008 Notes, the UK Notes and the 2009 Notes have the right to refuse.

Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income; however, management has discretion as to the amount of taxable income at the trust level. In the event a special distribution is required in order to distribute all of the Trust’s taxable income, such a distribution would generally be in trust units. Penn West has never declared such a distribution and, at the current time, forecasts that such a special distribution will not be required for 2009.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

Convertible Debentures

During the first nine months of 2009, convertible debentures with a face value of $12 million (2008 – $nil) were redeemed and settled in units, $4 million (2008 - $24 million) were redeemed and settled in cash, no amounts (2008 - $3 million) were converted and $7 million matured and were settled in units (2008 – $5 million settled in cash).

2009 THIRD QUARTER REPORT 19

At September 30, 2009, the outstanding balance of our unsecured, subordinated convertible debentures outstanding was as follows:
Description of security	Outstanding (millions)	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
PWT.DB.C 8.0% Convertible (1)	$-	Jun. 30, 2010	$82.14	$1,025 Jul. 1, 2009 to maturity
PWT.DB.D 6.5% Convertible extendible	18	Jul. 31, 2010	$36.82	$1,025 Jul. 31, 2009 to maturity
PWT.DB.E 7.2% Convertible	26	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
PWT.DB.F 6.5% Convertible extendible	229	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity
Total	$273

(1)	Series redeemable at the debenture holder’s option.

Standardized Distributable Cash
	Three months ended September 30		Nine months ended September 30
(millions, except per unit amounts)	2009	2008	2009	2008
Cash flow from operating activities	$386	$616	$963	$1,654
Productive capacity maintenance (1)	(171)	(238)	(492)	(751)
Standardized distributable cash	215	378	471	903
Proceeds from the issue of trust units (2)	34	64	355	197
Debt and working capital changes	(61)	(51)	(174)	57
Cash distributions declared	$188	$391	$652	$1,157
Accumulated cash distributions, beginning	4,124	2,876	3,660	2,110
Accumulated cash distributions, ending	$4,312	$3,267	$4,312	$3,267

Standardized distributable cash per unit, basic	0.51	0.99	1.15	2.42
Standardized distributable cash per unit, diluted	0.51	0.97	1.15	2.38
Standardized distributable cash payout ratio (3)	0.87	1.03	1.38	1.28

Distributions declared per unit	$0.45	$1.02	$1.59	$3.06
Net income as a percentage of cash distributions declared	4%	272%	N/A	71%
Cash flows from operating activities as a percentage of cash distributions declared	205%	158%	148%	143%

(1)	Please refer to our discussion of productive capacity maintenance below.
(2)
Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan, the Employee Retirement Savings Plan and the equity issuance that was completed in February 2009.

(3)	Represents cash distributions declared divided by standardized distributable cash.

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We initially budget our capital programs at approximately 50-60 percent of annual forecast funds flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Additional borrowings and equity issues may be required from time to time to fund a portion of our distributions, decrease or reallocate our debt capital or to maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required or desirable based on forecast levels of funds flow, capital efficiency and debt levels. In 2009, we reduced our 2009 capital program and distribution level due to market conditions and the low commodity price environment. We closed an issuance of equity in February 2009.

2009 THIRD QUARTER REPORT 20

Productive capacity maintenance is the estimated amount of capital funds required in a period for an enterprise to maintain future cash flows from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 50-60 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels. Accordingly, distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

(millions, except ratios)	To September 30, 2009
Cumulative standardized distributable cash from operations (1)	$3,195
Issue of trust units	891
Debt and working capital changes	226
Cumulative cash distributions declared (1)	$4,312

Standardized distributable cash payout ratio (2)	1.35

(1)	Subsequent to the trust conversion on May 31, 2005.
(2)	Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

2009 THIRD QUARTER REPORT 21

Financial Instruments

Penn West had the following financial instruments outstanding as at September 30, 2009. Fair values are determined using external counterparty information which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing substantially all such transactions with members of our banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Swaps	500 bbls/d	Oct/09 – Dec/09	US$72.68/bbl	$-
WTI Collars	30,000 bbls/d	Oct/09 – Dec/09	US$80.00 to $110.21/bbl	37
WTI Collars	30,000 bbls/d	Jan/10 – Dec/10	US$57.63 to $73.19/bbl	(81)
Natural gas
AECO Collars (1)	100,000 GJ/d	Oct/09 – Oct/09	$6.50 to $12.37/GJ	11
AECO Collars (2)	63,000 GJ/d	Nov/09 – Oct/10	$6.50 to $9.50/GJ	29
Electricity swaps
Alberta Power	50 MW	Oct/09 – Dec/10	$77.82/MWh	(13)
Alberta Power	25 MW	Oct/09 – Dec/11	$66.70/MWh	(6)
Alberta Power	50 MW	Jan/11 – Dec/11	$66.23/MWh	(6)
Interest rate swaps
	$50	Oct/09 – Jun/10	3.68%	(1)
	$250	Oct/09 – Nov/10	2.27%	(5)
	$500	Oct/09 – Dec/11	1.61%	(2)
	$600	Oct/09 – Jan/14	2.71%	(8)
	$50	Jun/10 – Jan 14	1.94%	2
Foreign exchange forwards
8-year term	US$80	2015	1.01027 CAD/USD	5
10-year term	US$80	2017	1.00016 CAD/USD	5
12-year term	US$70	2019	0.99124 CAD/USD	4
15-year term	US$20	2022	0.98740 CAD/USD	1
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(16)
10-year term	£20	2019	1.8051 CAD/GBP, 9.49%	(2)
10-year term	€10	2019	1.5870 CAD/EUR, 9.52%	-

Total				$(46)

(1)	The collars total approximately 94,800 mcf per day between prices of $6.85 and $13.05 per mcf.
(2)	The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.

Please refer to Penn West’s website at www.pennwest.com for details of all financial instruments currently outstanding.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the first nine months of 2009 an expense of $13 million (2008 – $nil) was recognized to reflect that the floating interest rate decreased compared to the fixed interest rate transacted under our financial instruments.

Subsequent to the end of the third quarter, Penn West entered into additional crude oil collars for 2010 on 5,000 barrels per day with an average floor of US$75.00 per barrel and an average ceiling of US$90.86 per barrel.

2009 THIRD QUARTER REPORT 22

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at November 4, 2009 for production and net capital expenditures for 2009 and 2010 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Our forecast 2009 development capital expenditures are expected to be in the range of approximately $650 to $700 million. The 2009 capital program was reduced compared to 2008 due to lower commodity prices. The remaining 2009 capital program will continue to be focused on programs that add production at very strong efficiency measures through optimization and recompletion programs, combined with development efforts focused on the advancement of certain of our resource plays and enhanced oil recovery projects. Based on this level of capital expenditures, our forecast 2009 average production remains in the range of approximately 175,000 to 180,000 boe per day.

Our prior forecast, released on August 11, 2009 with our 2009 second quarter results and filed on SEDAR at www.sedar.com, was based on 2009 development capital expenditures between $600 million and $825 million with the expectation that spending would be closer to the lower end of the range and average production would be approximately 175,000 to 180,000 boe per day for 2009.

As we move into 2010, the outlook for crude oil prices looks to be positive; however the outlook for natural gas prices is mixed. We have developed a preliminary 2010 capital budget of approximately $800 million to $900 million, excluding acquisition and disposition activities. Based on this level of capital spending, production is estimated to be approximately 170,000 to 180,000 boe per day, prior to acquisitions and dispositions, for 2010.

Sensitivity Analysis

The disclosures under this heading, in conjunction with Note 9 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

Estimated sensitivities to selected key assumptions on reported financial results for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in our Outlook.

		Impact on funds flow
Change of:	Change	$ millions	$/unit
Price per barrel of liquids	$1.00	21	0.05
Liquids production	1,000 bbls/day	17	0.04
Price per mcf of natural gas	$0.10	11	0.03
Natural gas production	10 mmcf/day	9	0.02
Effective interest rate	1%	9	0.02
Exchange rate ($US per $CAD)	$0.01	23	0.05

Based on September 30, 2009 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management loss by $11 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management loss by $2 million. An unrealized loss would be offset by a corresponding amount in revenue.

2009 THIRD QUARTER REPORT 23

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$-	$-	$2,189	$-	$5	$1,365
Transportation	6	19	10	2	-	-
Transportation ($US)	2	4	4	4	4	7
Power infrastructure	16	7	7	7	7	4
Drilling rigs	8	14	3	-	-	-
Purchase obligations (1)	3	13	13	13	12	30
Interest obligations	32	128	107	91	90	338
Office lease (2)	$8	$56	$71	$68	$66	$646

(1)	These amounts represent estimated commitments of $65 million for CO2 purchases and $19 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries totalling $389 million.

Our syndicated credit facility is due for renewal on January 11, 2011. If we are not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter other loans including term bank loans. In addition, we have an aggregate of $1.4 billion in senior notes maturing between 2014 and 2022. As we strive to maintain our leverage ratios at reasonable levels and due to the current underlying value of our physical asset base, we believe we will be successful in renewing or replacing our credit facility on acceptable terms. Our discussions with our lead bank agents regarding the renewal of our banking syndicate are proceeding as expected.

Convertible debentures with an aggregate principal amount of $273 million outstanding on September 30, 2009 (December 31, 2008 - $296 million), and a significant portion of the interest payable on convertible debentures may, at the option of the Trust, be settled by the issuance of trust units. As at November 4, 2009, convertible debentures with an aggregate principal amount of $273 million were outstanding. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of this MD&A or Note 5 to the unaudited interim consolidated financial statements.

Equity Instruments
Trust units issued:
As at September 30, 2009	419,447,028
Issued on exercise of trust unit rights	26,155
Issued to employee savings plan	190,567
Issued pursuant to distribution reinvestment plan	522,208
As at November 4, 2009	420,185,958

Trust unit rights outstanding:
As at September 30, 2009	32,214,079
Granted	403,320
Exercised	(26,155)
Forfeited	(373,783)
As at November 4, 2009	32,217,461

2009 THIRD QUARTER REPORT 24

Internal Control over Financial Reporting

No changes in our internal control over financial reporting ("ICOFR") were made during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect our ICOFR.

Accounting Changes and Pronouncements

In February 2008, the CICA issued Handbook Section 3064 - “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard became effective January 1, 2009 and the adoption had no material impact on the Trust’s financial statements.

In December 2008, the CICA issued Handbook Section 1582 - “Business Combinations”. This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. The Trust early adopted this standard in the second quarter of 2009 as it primarily converges with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The adoption of this standard led to no material impact on the Trust’s financial statements.

Future Accounting Pronouncements

Financial Instruments – Disclosure

In May 2009, the CICA issued amendments to Handbook Section 3862 – “Financial Instruments – Disclosures”. These amendments outline a hierarchy of methods used to determine the fair value of financial instruments at the balance sheet date. Level 1 inputs are based on quoted prices in active markets that the Trust has the ability to access at the measurement date. Level 2 inputs are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability. Level 3 inputs are based on unobservable inputs for the asset or liability. These additional disclosures are effective December 31, 2009.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters. Under these amendments, oil and gas companies can elect to use historical cost under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS.

In early 2009, our project team, with the help of our external advisors, completed our assessment of the key differences between Canadian GAAP and IFRS. This phase of our project outlined the accounting differences that will have the most significant impact on Penn West. Based on our assessment, the most significant changes will relate to our accounting for property, plant and equipment.

2009 THIRD QUARTER REPORT 25

Our project team continued to work on the design and implementation phase of our changeover plan throughout the third quarter of 2009. This phase of our project focuses on IFRS accounting policy decisions, designing IT systems to incorporate IFRS reporting, determining future accounting processes and reviewing our internal controls over financial reporting. We continue to assess the impact of IFRS; however, the effect on Penn West’s financial position is currently not reasonably determinable. We expect the design and implementation phase to continue into 2010.

Training continues throughout all levels of the organization. Communication is ongoing between the project team and steering committee and the appropriate staff and management. Regular updates are provided to senior management and the Audit Committee. We will provide the key elements of our plan and progress on the project as information becomes available during the transition period.

Related-Party Transactions

During the first nine months of 2009, Penn West paid $1 million (2008 – $4 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our forecast average daily production range for 2009; our anticipated monthly per unit distribution level and the factors that may affect such distribution level; the ability of the advancement and application of recent drilling and completion technologies to further increase the growth potential of our asset base; the ability of our scale of operations, strong technical teams and financial diversification to enable us to develop our resource plays and create long-term value for our unitholders; our expectations regarding North American and global supply and demand factors for crude oil and natural gas in 2009 and beyond, including our expectation that current oil prices will retain recent price gains, drilling activity will not offset natural oil production declines, oil demand will increase as the recession ends, gas markets are now balanced, and current gas supply levels may not be sufficient to meet incremental demand if the economic recovery continues; our intention and ability to maintain an appropriate mix of liquids and natural gas production and the benefits that we may derive therefrom; our expectation that our drilling activity in British Columbia will be minimal during the period that the recently announced royalty program is scheduled to be in effect; our ability to maintain or reduce our cost structure and find opportunities to maintain our unit operating costs at current or lower levels; our intention to focus on our optimization and base production strategies and the ability of those strategies to create strong capital efficiencies and short project payout times; our intention to continue to focus on cost control strategies for general and administrative expenses; the disclosure contained under the heading "Update on SIFT Tax and Corporate Conversion", which among other things identifies our expectations regarding the potential impact on our business, business strategies and plans, business model, future growth prospects, distribution policies and unitholders of the SIFT Tax and the different actions that we might take in response to the SIFT Tax and the potential impact those actions could have on us and our unitholders, including without limitation, our intention to convert to a corporate structure prior to the end of 2011 and the factors affecting the timing of such conversion, our expectation that total shareholder return following conversion will be a combination

2009 THIRD QUARTER REPORT 26

of growth and a dividend, and our potential ability to shield our taxable income from income tax using our tax pools for an extended period of time following the implementation of the SIFT Tax and the impact this would have on our distributions and unitholders; the identity of our primary business risks going forward and the nature and effectiveness of our risk management strategies; the ability of our strategies to increase the likelihood that we will be able to maintain our financial flexibility to capture opportunities availed by the current market, continue our capital and distribution programs, and execute our business strategies; funding sources for distributions and distribution levels and whether a special distribution will be made in 2009; our environmental regulation compliance costs and strategies, the sufficiency of our environmental program and our ability to fund our asset retirement obligations; our belief and outlook for the maintenance of our productive capacity on a medium term basis and the potential impacts of those beliefs and outlooks on our future distribution policies; the disclosure contained under the heading "Outlook", which sets forth management's expectations as to our capital expenditures for 2009 and the intended focus of such expenditures, our forecast average daily production for 2009, and our expectations as to commodity prices, our capital expenditures and forecast average daily production for 2010; the disclosure contained under the heading "Sensitivity Analysis" relating to the estimated sensitivity of our reported financial results for the next 12 months in respect of funds flow and pre-tax unrealized risk management gains to changes in certain operational and financial metric assumptions; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they mature; and our expectations regarding the impact that new and pending accounting changes may have on us, including the adoption of IFRS.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Update on SIFT Tax and Corporate Conversion", "Standardized Distributable Cash", "Outlook" and "Sensitivity Analysis".

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed acquisitions discussed herein; changes in tax laws that affect us and our securityholders;

2009 THIRD QUARTER REPORT 27

changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under "Business Risks" in this document and in Penn West's public filings (including our Revised Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Revised Annual Information Form, is available on SEDAR at www.sedar.com.

2009 THIRD QUARTER REPORT 28

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	September 30, 2009	December 31, 2008

Assets
Current
Accounts receivable	$397	$386
Risk management (note 9)	-	448
Future income taxes (note 10)	2	-
Other	140	106
	539	940
Property, plant and equipment (note 3)	11,726	12,452
Goodwill	2,020	2,020
	13,746	14,472
	$14,285	$15,412

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$462	$630
Distributions payable	63	132
Convertible debentures (note 5)	18	7
Future income taxes (note 10)	-	132
Risk management (note 9)	7	-
	550	901
Long-term debt (note 4)	3,559	3,854
Convertible debentures (note 5)	255	289
Risk management (note 9)	39	6
Asset retirement obligations (note 6)	596	614
Future income taxes (note 10)	1,216	1,368
	6,215	7,032
Unitholders’ equity
Unitholders’ capital (note 7)	8,414	7,976
Contributed surplus (note 7)	111	75
Retained earnings (deficit)	(455)	329
	8,070	8,380
	$14,285	$15,412

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Note 4 and 9)

2009 THIRD QUARTER REPORT 29

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings (Deficit)

	Three months ended September 30		Nine months ended September 30
(CAD millions, except per unit amounts, unaudited)	2009	2008	2009	2008

Revenues
Oil and natural gas	$732	$1,439	$2,058	$4,155
Royalties	(122)	(265)	(349)	(746)
	610	1,174	1,709	3,409

Risk management gain (loss) (note 9)
Realized	68	(204)	314	(472)
Unrealized	(58)	1,109	(447)	79
	620	2,079	1,576	3,016

Expenses
Operating (note 8)	248	221	739	636
Transportation	9	9	26	26
General and administrative (note 8)	43	39	125	110
Financing (notes 4 and 5)	43	51	120	151
Depletion, depreciation and accretion	404	404	1,189	1,194
Unrealized risk management loss (note 9)	45	7	41	-
Unrealized foreign exchange loss (gain)	(118)	37	(161)	64
Gain on currency contracts (note 9)	-	-	(75)	-
	674	768	2,004	2,181
Income (loss) before taxes	(54)	1,311	(428)	835

Taxes
Future income tax (recovery) expense (note 10)	(61)	249	(296)	18

Net and comprehensive income (loss)	$7	$1,062	$(132)	$817

Retained earnings (deficit), beginning of period	$(274)	$(353)	$329	$658
Distributions declared	(188)	(391)	(652)	(1,157)
Retained earnings (deficit), end of period	$(455)	$318	$(455)	$318

Net income (loss) per unit
Basic	$0.02	$2.78	$(0.32)	$2.19
Diluted	$0.02	$2.73	$(0.32)	$2.17
Weighted average units outstanding (millions)
Basic	418.0	381.5	410.3	372.5
Diluted	419.6	389.9	410.3	380.1

See accompanying notes to the unaudited interim consolidated financial statements.

2009 THIRD QUARTER REPORT 30

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	2009	2008	2009	2008

Operating activities
Net income (loss)	$7	$1,062	$(132)	$817
Depletion, depreciation and accretion (note 3)	404	404	1,189	1,194
Future income tax (recovery) expense	(61)	249	(296)	18
Unit-based compensation (note 8)	14	12	39	33
Unrealized risk management loss (gain) (note 9)	103	(1,102)	488	(79)
Unrealized foreign exchange loss (gain)	(118)	37	(161)	64
Asset retirement expenditures	(13)	(16)	(49)	(53)
Change in non-cash working capital	50	(30)	(115)	(340)
	386	616	963	1,654

Investing activities
Acquisition of property, plant and equipment	(24)	-	(31)	(17)
Disposition of property, plant and equipment	53	6	204	11
Additions to property, plant and equipment	(171)	(238)	(492)	(751)
Acquisition costs	-	(1)	-	(29)
Change in non-cash working capital	11	31	(109)	4
	(131)	(202)	(428)	(782)

Financing activities
Proceeds from issuance of notes (note 4)	-	114	238	619
Redemption / maturity of convertible debentures	-	(5)	(4)	(29)
Repayment of acquired credit facilities	-	(43)	(31)	(1,600)
Increase (decrease) in bank loan	(101)	(155)	(372)	1,053
Issue of equity	12	12	270	49
Distributions paid	(166)	(337)	(636)	(964)
	(255)	(414)	(535)	(872)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Interest paid	$34	$35	$104	$127
Income taxes paid (received)	$-	$-	$(3)	$6

See accompanying notes to the unaudited interim consolidated financial statements.

2009 THIRD QUARTER REPORT 31

Notes to the Unaudited Interim Consolidated Financial Statements
(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Energy Trust (“Penn West” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta, Canada. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to royalty payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2008, except as described below. These unaudited interim consolidated financial statements do not include all of the disclosures outlined in Penn West’s annual financial statements and should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

In February 2008, the CICA issued Handbook Section 3064 - “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard became effective January 1, 2009 and the adoption had no material impact on the Trust’s financial statements.

In December 2008, the CICA issued Handbook Sections 1582 - “Business Combinations”. This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. The Trust has decided to early adopt this standard in the second quarter of 2009 as it primarily converges with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The adoption of this standard had no material impact on the Trust’s financial statements.

2009 THIRD QUARTER REPORT 32

Future Accounting Pronouncements

Financial Instruments – Disclosure

In May 2009, the CICA issued amendments to Handbook Section 3862 – “Financial Instruments – Disclosures”. These amendments outline a hierarchy of methods used to determine the fair value of financial instruments at the balance sheet date. Level 1 inputs are based on quoted prices in active markets that the Trust has the ability to access at the measurement date. Level 2 inputs are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability. Level 3 inputs are based on unobservable inputs for the asset or liability. These additional disclosures are effective December 31, 2009.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters. Under these amendments, oil and gas companies can elect to use historical cost under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS.

3. Property, plant and equipment

	September 30, 2009	December 31, 2008
Oil and natural gas properties, including production and processing equipment	$17,951	$17,520
Accumulated depletion and depreciation	(6,225)	(5,068)
Net book value	$11,726	$12,452

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized.

An impairment test was performed on the costs capitalized to oil and natural gas properties at September 30, 2009 and December 31, 2008. The estimated undiscounted future net funds flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

On April 30, 2009, Penn West closed the acquisition of Reece Energy Exploration Corp. (“Reece”), an oil and gas exploration company. The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost was approximately $101 million, which included the assumption of approximately $42 million of debt and working capital.

2009 THIRD QUARTER REPORT 33

4. Long-term debt

	September 30, 2009	December 31, 2008
Bankers’ acceptances and prime rate loans	$2,189	$2,561

U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	171	195
5.80%, US$155 million, maturing May 31, 2017	166	189
5.90%, US$140 million, maturing May 31, 2019	150	170
6.05%, US$20 million, maturing May 31, 2022	22	24
	509	578
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	163	186
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	298	339
6.40%, US$49 million, maturing May 29, 2020	53	59
	544	614
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	98	101

Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	54	-
8.89%, US$35 million, maturing May 5, 2016	37	-
9.32%, US$34 million, maturing May 5, 2019	36	-
8.89%, US$35 million, maturing May 5, 2019 (2)	37	-
9.15%, £20 million, maturing May 5, 2019 (3)	34	-
9.22%, €10 million, maturing May 5, 2019 (4)	16	-
7.58%, CAD$5 million, maturing May 5, 2014	5	-
	219	-

Total long-term debt	$3,559	$3,854

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, beginning in 2013, over the remaining seven years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

At September 30, 2009, Penn West Petroleum Ltd. (the “Company”) had an unsecured, revolving, three-year syndicated bank facility with an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011. The facility consists of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. As at September 30, 2009, approximately $1.8 billion of unused credit capacity was available.

On November 4, 2009, the Board of Directors approved the cancellation of tranche two of the bank facility. This revolving tranche totalled $750 million and is non-extendible. Penn West’s unused credit capacity after this cancellation will be approximately $1.0 billion.

Letters of credit totalling $2 million were outstanding on September 30, 2009 (December 31, 2008 - $1 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

Financing costs including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures were $43 million in the third quarter of 2009 (2008 - $51 million) and $120 million for the nine months ended September 30, 2009 (2008 - $151 million).

2009 THIRD QUARTER REPORT 34

The estimated fair value of the principal and interest obligations of the outstanding unsecured notes was as follows:
	September 30, 2009	December 31, 2008
2007 Notes	$500	$495
2008 Notes	545	536
UK Notes	98	92
2009 Notes	246	-
Total	$1,389	$1,123

5. Convertible debentures

Penn West had the following unsecured subordinated convertible debentures outstanding at September 30, 2009:

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
8.0% Convertible (1)	PWT.DB.C	Jun. 30, 2010	$82.14	$1,025 Jul. 1, 2009 to maturity
6.5% Convertible extendible	PWT.DB.D	Jul. 31, 2010	$36.82	$1,025 Jul. 31, 2009 to maturity
7.2% Convertible	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity

(1)	Redeemable at the debenture holder’s option.

During the first nine months of 2009, convertible debentures with a face value of $12 million (2008 – $nil) were redeemed and settled in units, $4 million (2008 - $24 million) were redeemed and settled in cash, no amounts (2008 - $3 million) were converted and $7 million matured and were settled in units (2008 – $5 million settled in cash).

	PWT.DB.A	PWT.DB.B	PWT.DB.C	PWT.DB.D	PWT.DB.E	PWT.DB.F
	9.4%	8.0%	8.0%	6.5%	7.2%	6.5%	Total
Balance, Dec. 31, 2007	$-	$-	$-	$-	$-	$-	$-
Acquired	6	8	49	18	50	229	360
Converted	(1)	(1)	(1)	-	-	-	(3)
Redeemed	-	-	(32)	-	(24)	-	(56)
Matured	(5)	-	-	-	-	-	(5)
Balance, Dec. 31, 2008	-	7	16	18	26	229	296
Redeemed	-	-	(16)	-	-	-	(16)
Matured	-	(7)	-	-	-	-	(7)
Balance, Sep. 30, 2009	$-	$-	$-	$18	$26	$229	$273

As at September 30, 2009, the current portion of the convertible debentures totalled $18 million (December 31, 2008 - $7 million) and the remaining $255 million (December 31, 2008 - $289 million) was classified as long-term. The fair value of the convertible debentures at September 30, 2009, based on quoted market value, was $278 million (December 31, 2008 - $248 million).

2009 THIRD QUARTER REPORT 35

6. Asset retirement obligations

The total estimated inflated and undiscounted amount to settle Penn West’s asset retirement obligations at September 30, 2009 was $4.2 billion (December 31, 2008 - $4.2 billion). The recorded asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2008 - 2.0 percent) and discounting the inflated amount using credit-adjusted rates between 7.0 – 9.0 percent (2008 - 7.0 – 9.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund these obligations.

Changes to asset retirement obligations were as follows:
	Nine months ended September 30, 2009	Year ended December 31, 2008
Balance, beginning of period	$614	$413
Net liabilities incurred (disposed) during the period	(4)	21
Increase in liability due to change in estimate	-	4
Liabilities settled during the period	(49)	(85)
Liabilities acquired in period	3	223
Accretion charges	32	38
Balance, end of period	$596	$614

7. Unitholders’ equity

Unitholders’ capital	Units	Amount
Balance, December 31, 2007	242,663,164	$3,877
Issued on exercise of trust unit rights (1)	1,319,377	31
Issued to employee trust unit savings plan	1,223,514	33
Issued to distribution reinvestment plan	7,678,507	187
Issued on convertible debentures	85,975	3
Issued on Canetic acquisition	124,348,001	3,573
Issued on Vault acquisition	5,550,923	158
Issued on Endev acquisition	3,635,125	114
Balance, December 31, 2008	386,504,586	7,976
Issued on exercise of trust unit rights (1)	257,500	7
Issued to employee trust unit savings plan	2,050,786	28
Issued to distribution reinvestment plan	6,715,396	85
Issued on convertible debentures	1,498,247	19
Issued for trust unit offering (net of issue costs/tax)	17,731,000	240
Issued on Reece acquisition	4,689,513	59
Balance, September 30, 2009	419,447,028	$8,414

Contributed surplus	Nine months ended September 30, 2009	Year ended December 31, 2008
Balance, beginning of period	$75	$35
Unit-based compensation expense	39	45
Net benefit on rights exercised (1)	(3)	(5)
Balance, end of period	$111	$75

(1)	Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

2009 THIRD QUARTER REPORT 36

Average units outstanding	Three months ended September 30		Nine months ended September 30
(millions of units)	2009	2008	2009	2008
Weighted average
Basic	418.0	381.5	410.3	372.5
Diluted	419.6	389.9	410.3	380.1

For the nine months ended September 30, 2009, 32.2 million trust unit rights (2008 – 10.8 million) and 5.3 million units (2008 – 0.9 million) that would be issued on the conversion of the convertible debentures were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive due to the net loss in the period.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. To date, no units have been issued under this facility.

8. Unit-based compensation

Trust unit rights incentive plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Unit right grants to date have not included other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. The grant price of unit rights is administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for a five trading day period subsequent to the date of entitlement. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

	Nine months ended September 30, 2009		Year ended December 31, 2008
Trust unit rights	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of period	25,818,380	$22.88	14,486,084	$25.69
Granted	10,202,130	12.58	15,224,042	26.96
Exercised	(257,500)	13.60	(1,319,377)	19.95
Forfeited	(3,548,931)	22.36	(2,572,369)	25.78
Balance before reduction of exercise price	32,214,079	19.75	25,818,380	26.72
Reduction of exercise price for distributions paid	-	(1.63)	-	(3.84)
Outstanding, end of period	32,214,079	$18.12	25,818,380	$22.88
Exercisable, end of period	10,600,188	$20.44	5,254,620	$21.18

Penn West recorded unit-based compensation expense of $39 million for the nine months ended September 30, 2009, of which $10 million was charged to operating expense and $29 million was charged to general and administrative expense (2008 - $33 million, $8 million and $25 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

2009 THIRD QUARTER REPORT 37

A Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Nine months ended September 30	2009	2008
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	31.2%	26.6%
Risk-free rate of return (average)	2.0%	3.2%
Distribution yield (1)	12.7%	14.0%

(1)	Represents distributions declared as a percentage of the market price of trust.

The average fair value of trust unit rights granted, per unit, for the nine months ended September 30, 2009 was $1.77 (2008 – $5.63).

Employee retirement savings plan

Penn West has an employee retirement savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices.

9. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities (excluding future income tax liability), convertible debentures and long-term debt. Except for the senior unsecured notes described in Note 4 and the convertible debentures described in Note 5, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the mark to market values recorded for the financial instruments.

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk and environmental risk, is included in the accompanying Management’s Discussion and Analysis under the heading “Business Risks”. The disclosure under this heading is hereby incorporated by reference into, and forms an integral part of, these financial statements. A quantitative analysis of risks is included in the Management’s Discussion and Analysis under the heading “Sensitivity Analysis”.

Changes in the fair value of all outstanding financial commodity, power, interest rate, cross currency and foreign exchange contracts are reflected on the balance sheets with a corresponding unrealized gain or loss included in income.

2009 THIRD QUARTER REPORT 38

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management	Nine months ended September 30, 2009	Year ended December 31, 2008
Balance, beginning of period	$442	$(148)
Liabilities acquired in period	-	(71)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(447)	660
Electricity swaps	(27)	3
Interest rate swaps	28	(43)
Foreign exchange forwards	(46)	63
Cross currency swaps	4	(22)
Total fair value, end of period	$(46)	$442

Total fair value consists of the following:
Fair value, end of period – current portion	$(7)	$448
Fair value, end of period – long-term portion	(39)	(6)
Total fair value, end of period	$(46)	$442

The following table reconciles the changes in the fair value of financial instruments including the realized component (cash settlement) in the period:

Risk management	Nine months ended September 30, 2009	Year ended December 31, 2008
Balance, beginning of period	$442	$(148)
Liabilities acquired in period	-	(71)
Realized (gain) loss – commodity contracts	(314)	296
Unrealized gain (loss) – commodity contracts	(133)	364
Unrealized gain (loss) – other	(41)	1
Total fair value, end of period	$(46)	$442

2009 THIRD QUARTER REPORT 39

Penn West had the following financial instruments outstanding as at September 30, 2009. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing substantially all such transactions with members of its banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Swaps	500 bbls/d	Oct/09 – Dec/09	US$72.68/bbl	$-
WTI Collars	30,000 bbls/d	Oct/09 – Dec/09	US$80.00 to $110.21/bbl	37
WTI Collars	30,000 bbls/d	Jan/10 – Dec/10	US$57.63 to $73.19/bbl	(81)
Natural gas
AECO Collars (1)	100,000 GJ/d	Oct/09 – Oct/09	$6.50 to $12.37/GJ	11
AECO Collars (2)	63,000 GJ/d	Nov/09 – Oct/10	$6.50 to $9.50/GJ	29
Electricity swaps
Alberta Power	50 MW	Oct/09 – Dec/10	$77.82/MWh	(13)
Alberta Power	25 MW	Oct/09 – Dec/11	$66.70/MWh	(6)
Alberta Power	50 MW	Jan/11 – Dec/11	$66.23/MWh	(6)
Interest rate swaps
	$50	Oct/09 – Jun/10	3.68%	(1)
	$250	Oct/09 – Nov/10	2.27%	(5)
	$500	Oct/09 – Dec/11	1.61%	(2)
	$600	Oct/09 – Jan/14	2.71%	(8)
	$50	Jun/10 – Jan 14	1.94%	2
Foreign exchange forwards
8-year term	US$80	2015	1.01027 CAD/USD	5
10-year term	US$80	2017	1.00016 CAD/USD	5
12-year term	US$70	2019	0.99124 CAD/USD	4
15-year term	US$20	2022	0.98740 CAD/USD	1
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(16)
10-year term	£20	2019	1.8051 CAD/GBP, 9.49%	(2)
10-year term	€10	2019	1.5870 CAD/EUR, 9.52%	-

Total				$(46)

(1)	The collars total approximately 94,800 mcf per day between prices of $6.85 and $13.05 per mcf.
(2)	The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.

A realized loss of $12 million (2008 - $4 million gain) on electricity contracts has been included in operating costs for the nine months ended 2009.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the nine months of 2009, an expense of $13 million (2008 – $nil) was recognized to reflect that the floating interest rate decreased compared to the fixed interest rate swapped under our financial instruments.

For the first nine months of 2009, Penn West had realized gains of $75 million (2008 - $nil) on foreign exchange forward contracts of which $57 million was realized from monetizing our 2009 foreign exchange contracts put in place to fix Canadian dollar sales proceeds on oil volumes that were collared for the second half of 2009.

2009 THIRD QUARTER REPORT 40

Subsequent to the end of the third quarter, Penn West entered into additional crude oil collars for 2010 on 5,000 barrels per day with an average floor of US$75.00 per barrel and an average ceiling of US$90.86 per barrel.

10. Income taxes

As at September 30, 2009, the total future income tax liability of $1,214 million (December 31, 2008 - $1,500 million) consisted of a $2 million current future income tax asset (December 31, 2008 - $132 million liability) offset by a $1,216 million long-term future income tax liability (December 31, 2008 - $1,368 million). The current portion of the future income tax asset represents future income taxes attributable to the unrealized risk management liability.

Penn West recognized a future income tax recovery of $61 million in the third quarter of 2009 (2008 - $249 million expense) and a recovery of $296 million for the nine months ended September 30, 2009 (2008 - $18 million expense). The recovery for the first nine months of 2009 was partially due to the Government of Canada enacting legislation which provided that the provincial component of the SIFT tax be based on provincial corporate income tax rates where a SIFT has a permanent establishment rather than using the flat 13.0 percent rate initially applicable to all SIFT entities.

11. Capital management

The Trust manages its capital to provide a flexible structure to support production maintenance and organic growth and other operational strategies, maintain a strong financial position to capture business opportunities and to maintain a stable distribution profile to its unitholders.

Penn West defines unitholders’ equity, long-term debt and convertible debentures as capital. Unitholders’ equity includes unitholders’ capital, contributed surplus and retained earnings (deficit). Long-term debt includes bank loans, the 2007 Notes, the 2008 Notes, the UK Notes and the 2009 Notes.

	As at September 30, 2009	As at December 31, 2008
Components of capital
Unitholders’ equity	$8,070	$8,380
Long-term debt	3,559	3,854
Convertible debentures	273	296
Total	$11,902	$12,530

Management continuously reviews the Trust’s capital structure to ensure the objectives and strategies of the Trust are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to capitalization ratios and debt to funds flow and other economic risk factors. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the 2007 Notes, the 2008 Notes, the UK Notes and the 2009 Notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to pro forma EBITDA and senior debt and total debt to capitalization. As at September 30, 2009, the Company was in compliance with all of its financial covenants.

12. Related-party transactions

During the first nine months of 2009, Penn West paid $1 million (2008 – $4 million) of legal fees to a law firm of which a partner is also a director of Penn West.

2009 THIRD QUARTER REPORT 41

Investor Information

Directors

John A. Brussa
Chairman
Calgary, Alberta

James E. Allard (1)(5)(6)
Calgary, Alberta

William E. Andrew
Calgary, Alberta

Robert G. Brawn (3)(5)
Calgary, Alberta

George H. Brookman (2)(4)
Calgary, Alberta

Daryl Gilbert (2)(3)(5)
Calgary, Alberta

Shirley A. McClellan (1)(4)(5)
Hanna, Alberta

Murray R. Nunns
Calgary, Alberta

Frank Potter (1)(4)(6)
Toronto, Ontario

R. Gregory Rich (2)(4)
Houston, Texas

Jack Schanck (3)(5)
Missouri City, Texas

James C. Smith (1)(2)(3)
Calgary, Alberta

Senior Officers

William Andrew
Director and Chief Executive Officer

Murray Nunns
Director, President and Chief Operating Officer

Todd Takeyasu
Executive Vice President and Chief Financial Officer

David Middleton
Executive Vice President, Engineering & Corporate Development

Mark Fitzgerald
Senior Vice President, Production

Hilary Foulkes
Senior Vice President, Business Development

Thane Jensen
Senior Vice President, Operations Engineering

Keith Luft
General Counsel and Senior Vice President,
Stakeholder Relations

Bob Shepherd
Senior Vice President, Exploration & Development

Notes:
(1) Member of the Audit Committee
(2) Member of the Human Resources and Compensation Committee
(3) Member of the Reserves Committee
(4) Member of the Governance Committee
(5) Member of the Health, Safety and Environment Committee
(6) Member of the Acquisition and Divestments Committee

2009 THIRD QUARTER REPORT 42

Legal Counsel

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Independent Reserve Evaluator

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Limited
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Bankers

Canadian Imperial Bank of Commerce
Royal Bank of Canada
The Bank of Nova Scotia
Bank of Montreal
Bank of Tokyo-Mitsubishi UFJ (Canada)
Alberta Treasury Branches
Sumitomo Mitsui Banking Corporation
of Canada
BNP Paribas (Canada)
Societe Generale (Canada Branch)
HSBC Bank Canada
The Toronto Dominion Bank
Citibank, N.A., Canadian Branch
National Bank of Canada
Fortis Capital (Canada) Ltd.
Bank of America, N.A., Canada Branch
West LB AG, Toronto Branch
Union Bank of California, Canada Branch
Caisse Centrale Desjardins

Transfer Agent

CIBC Mellon Trust Company
Calgary, Alberta

Investors are encouraged to contact CIBC Mellon Trust
Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company:
416-643-5000 or toll-free throughout North America at
1-800-387-0825
Email: inquiries@cibcmellon.ca
Website: www.cibcmellon.ca

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbol: PWT.UN

Debentures: PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F

The New York Stock Exchange
Trading Symbol: PWE

Head Office

Suite 200, 207 – 9th Avenue S.W.
Calgary, Alberta T2P 1K3
Telephone: 403-777-2500
Toll Free: 1-866-693-2707
Fax: 403-777-2699
Website: www.pennwest.com

For further information contact:

Investor Relations
Toll Free: 1-888-770-2633
E-mail: investor_relations@pennwest.com

William Andrew
Chief Executive Officer
Phone: 403-777-2502
E-mail: bill.andrew@pennwest.com

Notes to Reader

This document contains forward-looking statements
(forecasts) under applicable securities laws. Forward-
looking statements are necessarily based upon
assumptions and judgements with respect to the future
including, but not limited to, the outlook for commodity
markets and capital markets, the performance of
producing wells and reservoirs, and the regulatory and
legal environment. Many of these factors can be
difficult to predict.  As a result, the forward-looking
statements are subject to known or unknown risks and
uncertainties that could cause actual results to differ
materially from those anticipated or implied in the
forward-looking statements.

Refer to our MD&A for a more detailed discussion of
forward-looking statements.

2009 THIRD QUARTER REPORT 43